December 4, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Okeanis Eco Tankers Corp.

Registration Statement on Form 20-F (File No. 001-41858)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on Form 20-F on November 22, 2023, be accelerated so that it will be effective at 04:00 PM Eastern Standard Time on December 6, 2023, or as soon thereafter as practicable, pursuant to Section 12(d) and Rule 12d1-2 of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Company requests accelerated effectiveness of the Registration Statement in connection with the registration of the Company’s common shares, par value of $0.001 per share, under Section 12(b) of the Exchange Act, and the planned listing of the Company’s common shares on the New York Stock Exchange, and the admission of the Company’s common shares to trading thereon.

If you have any questions regarding this request, please contact Steven Hollander of Watson Farley & Williams LLP, counsel to the undersigned registrant, at +1 212 922 2252.

Sincerely,

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
	Name:	Iraklis Sbarounis
	Title:	Chief Financial Officer